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                                                                      EXHIBIT 21




                         SUBSIDIARIES OF THE REGISTRANT



     The following is a list of subsidiaries of the Registrant:

           Registrant and Parent:
              Rowan Companies, Inc.

            Wholly-Owned Subsidiaries of Registrant:
              Era Aviation, Inc., a Washington corporation
              Rowan International, Inc., a Panamanian corporation
              Rowandrill, Inc., a Texas corporation
              Rowan Drilling Company, Inc., a Texas corporation
              Atlantic Maritime Services, Inc., a Texas corporation LeTourneau, Inc., a Texas corporation



     Note: Certain subsidiaries have been omitted from this listing because such subsidiaries, when considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.